

January 30, 2024

Swee Guan Hoo
Chief Executive Officer
Energem Corp
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

     Re: Energem Corp
          Preliminary Proxy on Schedule 14A
          Filed January 16, 2024
          File No. 001-41070

Dear Swee Guan Hoo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Debbie Klis